PASQUESI SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

February 10, 2023

To the Board of Directors
Starshak Winzenburg & Co.

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our Firm and any affiliates and your Company and its related entities or persons in financial reporting oversight roles at your Company that may reasonably be thought to bear on independence.

The following is a description of such relationships as of February 10, 2023, of which we are aware that are relevant to our audit of the Company's financial statements for the year ending December 31, 2022:

We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you during fieldwork.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors and should not be used for any other purpose.

Very truly yours,

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • (847) 234-5000 • FAX (847) 234-5500 • www.ps.cpa

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-42370

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Starshak Winzenburg & Co.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 W. Monroe Street, Suite 2530
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Starshak	(312) 444-9367	t.starshak@swandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pasquesi Sheppard LLC
(Name – if individual, state last, first, and middle name)

585 Bank Lane	Lake Forest	IL	60045
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3443
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Starshak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Starshak Winzenburg & Co., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANICA MUNSON
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 15, 2025

Signature: [signature]

Title:
Vice President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PASQUESI SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

STARSHAK WINZENBURG & CO.

FINANCIAL STATEMENTS
DECEMBER 31, 2022

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

PASQUESI
SHEPPARD LLC
Accountants And Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDER
OF STARSHAK WINZENBURG & CO.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of STARSHAK WINZENBURG & CO. (an Illinois S corporation) as of December 31, 2022, the related statements of operations, changes in stockholder's equity, cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of STARSHAK WINZENBURG & CO.'s management. Our responsibility is to express an opinion on STARSHAK WINZENBURG & CO.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to STARSHAK WINZENBURG & CO. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

585 Bank Lane • Lake Forest, Illinois 60045 • (847) 234-5000 • Fax (847) 234-5500 • www.ps.cpa

Auditor’s Report on Supplemental Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of STARSHAK WINZENBURG & CO.’s financial statements. The supplemental information is the responsibility of STARSHAK WINZENBURG & CO.’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

We have served as STARSHAK WINZENBURG & CO.’s auditor since 2006.

Lake Forest, Illinois
February 10, 2023

STARSHAK WINZENBURG & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 397,417
Prepaid expenses		8,768
Operating lease ROU asset		18,987
Total current assets		$ 425,172
FIXED ASSETS:		
Office equipment	$ 36,284	
Less — Accumulated depreciation	(36,284)	-
OTHER ASSETS:		
FINRA and security deposits		5,555
Total assets		$ 430,727

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable		$ 6,948
Operating lease liability		23,476
Total current liabilities		$ 30,424
STOCKHOLDER'S EQUITY:		
Common stock –		
5,000 shares authorized with no par value;		
1,000 shares issued and outstanding	$ 50,500	
Additional paid-in capital	4,149,917	
Retained deficit	(3,800,114)	400,303
Total liabilities and stockholder's equity		$ 430,727

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE:		
Management and investment advisory income		$ 60,050
OPERATING EXPENSES:		
Employee compensation and benefits	$ 223,083	
Payroll taxes and expenses	12,345	
Insurance	4,497	
Occupancy	99,640	
Computer and office supplies	7,377	
Communication and data processing	9,363	
Postage and delivery	120	
Dues and subscriptions	55,008	
Professional fees	24,380	
Regulatory fees, taxes and license expenses	16,435	
Education meetings and expenses	1,500	
Travel expenses	5,347	
Meals and entertainment	13,158	
Donations	4,700	476,953
Net loss		$ (416,903)

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2022	$ 50,500	$ 3,749,917	$ (3,383,211)	$ 417,206
Contributions	-	400,000	-	400,000
Net loss	-	-	(416,903)	(416,903)
Balances at December 31, 2022	$ 50,500	$ 4,149,917	$ (3,800,114)	$ 400,303

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(416,903)
Adjustments to reconcile net loss to net cash used for operating activities —		
Impact from changes in cash and cash equivalents —		
Accounts receivable		50
Prepaid expenses		(1,752)
Accounts payable		5,016
Lease amortization adjustment		(8,539)
Net cash used for operating activities	$	(422,128)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions to additional paid-in capital	$	400,000
NET DECREASE IN CASH	$	(22,128)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		419,545
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	397,417

The accompanying notes are an integral part of this financial statement.

(1) DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

Description of Company —

Starshak Winzenburg & Co. (the Company) is a private investment banking company that provides financial advisory services. Assignments include corporate finance engagements in which companies seek to raise debt and equity capital, restructure current obligations, acquire or divest assets, or request assistance with other financial issues. The Company also assists governmental and not-for-profit organizations in securities transactions and restructuring obligations. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC) and is a registered broker/dealer with the Securities and Exchange Commission (SEC).

Cash and Cash Equivalents —

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments —

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company maintains cash accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses and management believes it is not exposed to any significant credit risk on cash.

The Company derived 87% of its management and advisory income from one client for the year ended December 31, 2022.

Accounts Receivable —

Management closely monitors outstanding accounts receivable and charges off to expense any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms. An allowance for doubtful accounts may be recorded based on management's estimate of the receivables that will be collected based on historical experience. At December 31, 2022, management determined that no allowance for doubtful accounts was necessary.

Fixed Assets —

Fixed assets are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful life of office equipment not fully depreciated is three to seven years, depending on the asset.

Income Taxes —

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual shareholder.

The State of Illinois imposes a 1.5% replacement tax on the taxable earnings of S Corporations. t December 31, 2022, the Company has an Illinois net operating loss carry-forward for tax purposes as follows:

	Amount	Expires
2011	$ 185,000	2023
2012	198,000	2024
2013	211,000	2025
2014	366,000	2026
2015	340,000	2027
2016	275,000	2028
2017	235,000	2029
2018	288,000	2030
2019	192,000	2031
2020	398,000	2032
2021	397,000	2041
2022	410,000	2042
	$ 3,495,000	

The net operating loss carry-forward represents a deferred tax asset of approximately $52,000. Due to the uncertainty of future realization of this asset, a 100% valuation allowance was recorded against it at December 31, 2022.

U.S. generally accepted accounting principles (GAAP) imposes a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions on income tax returns. Management has determined that all of the Company's tax positions have a greater than 50% chance of being sustained if a taxing authority were to examine the positions. As such, management has not disclosed or recorded any uncertain tax positions in the financial statements.

The Company's federal income tax returns prior to 2019 are closed. State jurisdictions have statutes of limitations that generally range from three to five years.

Use of Estimates —

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2) REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS:

The Company receives compensation from clients through one or more of the following: hourly fees, success fees, retainers, and periodic fees. The Company's engagement agreement with each client specifies the manner of compensation and when the compensation has been earned. The Company earned no revenue through hourly fees, success fees or retainers during 2022.

Under periodic fee arrangements, the client pays the Company a regular fee for services. Typical periods are annual, quarterly or monthly, and compensation can be earned either in advance or in arrears. Revenue is recognized when earned pursuant to the contract. The Company recognized $60,000 under periodic fee arrangements in 2022.

The Company recognized $50 in expense reimbursement from clients in 2022.

(3) LEASE COMMITMENT:

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent operating lease liabilities in the financial statements. ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured at the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any unamortized lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the

lease term. The Company has elected not to recognize an ROU asset and obligation for leases with an initial term of twelve months or less.

Certain leases contain variable costs based on the lessor's property tax and common area maintenance associated with the leased property. The Company has elected not to separate lease and non-lease components and will instead report these costs as variable lease expense included in occupancy expense.

The Company leases its office under a non-cancelable operating lease which expires May 31, 2023. Under the terms of the lease, the Company received rent abatement for the first three months. After the rent abatement period, rent was set at $4,229 per month with annual increase of approximately 3%. The Company is also responsible for a pro rata share of real estate taxes and operating expenses. Cash paid under this lease during the year was $104,787.

The components of lease expense for the year were as follows:

Operating	$	47,885
Variable		48,363
Total	$	96,248

Lease expense is included in occupancy expense on the Statement of Operations.

Remaining lease term – operating lease	0.4 years
Discount rate – operating lease	5.5%

Future operating lease maturities for the years ending December 31 are as follows:

2023	$	23,800
Less amount representing interest		(324)
Total lease liabilities	$	23,476

(4) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (the FINRA rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2022, the Company had net capital (as defined under Rule 15c3-1) of $385,780 which was $380,780 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital at December 31, 2022 was 8%. These amounts are not materially different from the unaudited amounts submitted in the FOCUS report for the year ended December 31, 2022.

(5) RELATED PARTY TRANSACTION:

The Company's shareholder is a trustee of a limited purpose trust (the "Trust"). The Company does business with the Trust, and revenues from the Trust were $52,500 in 2022.

(6) GOING CONCERN:

The Company has incurred recurring losses from operations and has a retained deficit. Management believes that contributions to additional paid-in capital during the twelve months subsequent to the report date will be sufficient for the Company to meet its obligations.

(7) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of activities and transactions subsequent to December 31, 2022, to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year then ended. Management has performed their analysis through the date of this report, the date which the financial statements were available to be issued.

STARSHAK WINZENBURG & CO.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2022

NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$ 400,303
Deduction and/or charges	
Nonallowable assets from statement of financial condition	
Petty cash	$ 200
Accounts receivable	–
Prepaid expenses	8,768
FINRA and security deposits	5,555
Total nonallowable assets	$ 14,523
Net capital	$ 385,780
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities from statement of financial condition	$ 30,424
Percentage of aggregate indebtedness to net capital	8%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital requirement (6-2/3% of total aggregate indebtedness)	$ 2,028
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$ 5,000
Excess net capital (net capital less required net capital)	$ 380,780
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 379,780

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2022.

The accompanying notes are an integral part of this schedule.

STARSHAK WINZENBURG & CO.

SCHEDULE II

REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2022

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Winzenburg & Co. because the Company is exempt under the exemptive provision section of Rule 15c3-3(k)(2)(i), (Special Account For the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.